FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

BOARD APPOINTMENTS - HSBC HOLDINGS PLC

Michael Geoghegan and Rona Fairhead have been appointed Directors of HSBC Holdings plc, with effect from 1 March 2004.

Michael Geoghegan, an executive Director, is Chief Executive and an executive Director of HSBC Bank plc, a position he was appointed to on 1 January 2004.

Rona Fairhead, an independent non-executive Director, has been Finance Director of Pearson plc since June 2002 and is a member of the Pearson plc Board and Management Committee. She has also held senior executive positions with ICI plc, Bombardier Aerospace Services and Short Brothers plc.

Short career biographies for Michael Geoghegan and Rona Fairhead follow.

Michael Geoghegan
Chief Executive, HSBC Bank plc

Michael Geoghegan (50) was appointed a Director and became Chief Executive of HSBC Bank plc on 1 January 2004. He was previously President of HSBC Bank Brasil S.A. - Banco Multiplo, and of HSBC Investment Bank Brasil S.A. and HSBC Seguros S.A.

He joined the HSBC Group in 1973 and, since then, has spent 12 years in North and South America, eight years in Asia, seven years in the Middle East and three years in Europe.

Mr Geoghegan arrived in Brazil in March 1997 to establish the Group's operations in the country following the creation of Banco HSBC Bamerindus S.A. He was appointed a Group General Manager of HSBC Holdings plc in the same year.

In January 2000 he became responsible for all of HSBC's business throughout South America and chaired the Group's Regional Executive Committee.

In October 2000 he became President of HSBC Investment Bank Brasil which resulted from the Group's acquisition of CCF and the incorporation of certain activities of HSBC Brasil.

Mr Geoghegan was born on 4 October 1953 in Windsor, UK, and was educated in the United Kingdom and Ireland. In June 2003 he was honoured with a CBE (Commander Of The British Empire) by her Majesty the Queen in recognition of his contribution to British business interests in Brazil.

He is married with two sons.

Rona Fairhead
Finance Director, Pearson plc

Rona Fairhead (42) was appointed a non-executive Director of HSBC Holdings plc with effect from 1 March 2004.

Mrs Fairhead is currently Finance Director of Pearson plc, where she is also a member of the Board and Management Committee. Mrs Fairhead is also a Trustee Director of the Pearson Group Pension Fund.

Pearson is an international media company with market-leading businesses in education, business information (The Financial Times Group) and consumer publishing (Penguin). It has 28,000 employees in 55 countries and is listed on the London and New York stock exchanges. In 2002, Pearson generated operating profit of GBP493m on sales of GBP4.3bn.

Mrs Fairhead was previously with ICI plc, as Director of Planning & Acquisitions (1996-97), Executive Vice President for Planning & Communications (1997-98), and Executive Vice President for Strategy & Group Control (1998-2001). She was also a member of the ICI Executive Board (1997-2001), and Chairman of the Investment Committee of the ICI pension fund.

After acting as an Independent Consultant to British Aerospace plc (1990-91), Mrs Fairhead joined Short Brothers plc in 1994 as Executive Vice President for Strategy & Communications. She became Executive Vice President & General Manager, Bombardier Aerospace Services (UK) in 1996.

Mrs Fairhead was born in Cumbria, England, 1961. She was educated at Yarm Grammar School and holds a first class honours degree in Law from St Catharine's College, Cambridge. She also gained an MBA from Harvard Business School, USA, and has served as a non-executive Director of Harvard Business School Publishing since 2002.

She is married with three children.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: February 27, 2004